Filed by Wesbanco, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Premier Financial Corp.

Commission File No: 0-26850

Date: July 29, 2024

The following is an excerpt of a transcript of a conference call held on July 26, 2024 related to Wesbanco, Inc’s second quarter 2024 financial results and its announced pending acquisition of Premier Financial Corp. (“Premier Financial”).

Forward-Looking Statements

Matters set forth in this filing contain certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the proposed merger between Wesbanco, Inc. (the “Company”) and Premier Financial (the “Merger”), that are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements in the exhibits to this filing are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the effects of changing regional and national economic conditions, changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to the Company and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Consumer Financial Protection Bureau, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; cyber-security breaches; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting the Company’s operational and financial performance, the businesses of the Company and Premier Financial may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed Merger may not be fully realized within the expected timeframes; disruption from the proposed Merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed Merger may not be obtained on the expected terms and schedule; Premier Financial’s shareholders and/or the Company’s shareholders may not approve the proposed Merger and the shareholders of the Company may not approve the issuance of shares of the Company’s common stock in connection with the Merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in the Company’s 2023 Annual Report on Form 10-K, Premier Financial’s 2023 Annual Report on Form 10-K, and documents subsequently filed by the Company and Premier Financial with the SEC. All forward-looking statements included in this filing are based on information available at the time of the release. Neither the Company nor Premier Financial assumes any obligation to update any forward-looking statement.

Additional Information About the Merger and Where to Find It

In connection with the proposed Merger, the Company will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Premier Financial and the Company and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF THE COMPANY, SHAREHOLDERS OF PREMIER FINANCIAL AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus will be mailed to shareholders of the Company and shareholders of Premier Financial prior to the respective shareholder meetings, which have not yet been scheduled. In addition, when the Registration Statement on Form S-4, which will include the Joint Proxy Statements/Prospectus, and other related documents are filed by the Company or Premier with the SEC, they may be obtained for free at the SEC’s website at www.sec.gov, and from either the Company’s or Premier Financial’s website at www.wesbanco.com or www.premierfincorp.com, respectively.

No Offer or Solicitation

This filing is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Participants in the Solicitation

The Company and Premier Financial and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the respective shareholders of the Company and Premier Financial in connection with the proposed Merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2024 annual meeting of shareholders, as filed with the SEC on March 13, 2024. Information about the directors and executive officers of Premier Financial is set forth in the proxy statement for Premier Financial’s 2024 annual meeting of shareholders, as filed with the SEC on March 18, 2024. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of the respective shareholders of the Company or Premier Financial in connection with the proposed Merger will be included in the Joint Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, the Company or Premier Financial using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

THE RESPECTIVE SHAREHOLDERS OF THE COMPANY AND PREMIER FINANCIAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

WesBanco, Inc.

Second Quarter 2024 Earnings and Proposed Merger Conference Call

July 26, 2024, 10:00 A.M. ET

CORPORATE PARTICIPANTS

John Iannone - Senior Vice President, Investor Relations

Jeff Jackson - President & Chief Executive Officer

Dan Weiss - Senior Executive Vice President & Chief Financial Officer

WesBanco, Inc.

July 26, 2024, 10:00 A.M. ET

PRESENTATION

Operator

Good morning and welcome to the WesBanco, Inc.’s Second Quarter 2024 Earnings and Proposed Merger Conference Call. All participants will be in a listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star then one on your touch tone phone. To withdraw your question, please press star then two. Please note this event is being recorded.

I would now like to turn the conference over to John Iannone, Senior Vice President of Investor Relations. Please go ahead.

John Iannone

Thank you. Good morning, and welcome to WesBanco, Inc.’s second quarter 2024 earnings and proposed merger with Premier Financial Corporation conference call. Leading the call today are Jeff Jackson, President and Chief Executive Officer, and Dan Weiss, Senior Executive Vice President and Chief Financial Officer.

Today’s call, an archive of which will be available on our website for one year, contains forward-looking information, including certain plans, expectations, goals, and projections and including statements about the benefits of the proposed merger between WesBanco, Inc. and Premier Financial Corporation, which are subject to numerous assumptions, risks, and uncertainties.

In addition, presentations to which we will be referencing today were filed as parts of Forms 8-K and posted to wesbanco.com. Cautionary statements about this information and reconciliations of non-GAAP measures are included in both our earnings related and merger-related materials as well as our other SEC filings and investor materials.

These materials are available on the Investor Relations section of our website, wesbanco.com. All statements speak only as of July 26, 2024, and WesBanco and Premier undertake no obligation to update them.

I would now like to turn the call over to Jeff. Jeff?

Jeff Jackson

Thanks, John, and good morning. This is an exciting and momentous day for WesBanco. In addition to reporting our second quarter results, we also announced an agreement to merge with Premier Financial Corp., an almost $9 billion asset bank headquartered in Defiance, Ohio. This merger will create a community-focused regional financial services partner with more than $27 billion in assets, significant economies of scale, and strong pro forma profitability metrics. As you noticed, we also filed two presentations, one on the proposed merger and the other is our standard earnings presentation.

WesBanco, Inc.

July 26, 2024, 10:00 A.M. ET

On today’s call, we will review our results for the second quarter of 2024, provide our current 2024 outlook, and review our announced merger with Premier. Key takeaways from the call are continued strong deposit and loan growth, a sustained focus on controlling discretionary costs, and maintaining favorable credit quality metrics.

Recognition as one of the America’s greatest workplaces by Newsweek for fostering a workplace environment where our employees feel valued, motivated, and empowered to succeed. And finally, transformation of WesBanco into a stronger regional financial services institution.

WesBanco sustained its positive momentum in 2024 with solid second quarter results characterized by continued loan and deposit growth. We maintained a diligent focus on cost control, while making strategic investments in our company to secure our long-term success.

While I will provide more details on our definitive merger agreement with Premier, the announcement is evidence of our continued solid execution of our long-term growth strategy, as Premier is a great strategic, cultural, and financial fit.

I would now like to turn the call over to Dan Weiss, our CFO, for a brief update on our second quarter financial results and current outlook for 2024. Dan?

Dan Weiss

Thanks, Jeff, and good morning. To highlight a few accomplishments from the second quarter, we achieved strong year-over-year loan and deposit growth, as well as maintained solid fee income growth, and we’re pleased with the lower expense run rate.

For the quarter ending June 30, 2024, we reported GAAP net income available to common shareholders of $26.4 million or $0.44 per share and when excluding after-tax restructuring and merger-related expenses, net income was $29.4 million or $0.49 per diluted share as compared to $42.4 million or $0.71 per diluted share in the prior year period.

The second quarter’s results were impacted by a $10.5 million provision for credit losses due to our strong loan growth, changes in macroeconomic factors, and a specific reserve on one C&I loan, and we also recognized $3.8 million in restructuring expense related to our branch optimization strategy.

For the first time in our history, total assets have eclipsed $18 billion, driven by portfolio loans of $12.3 billion, which grew 10% year-over-year and 13% linked quarter annualized. Our commercial loan growth continues to benefit from our commercial banker hiring and loan production office strategy and our commercial loan pipeline as of June 30 was approximately $950 million, up 30% from a year ago.

Deposits of $13.4 billion were down 0.5% linked quarter, but up 4.4% year-over-year and 4% annualized from December 31, 2023. The composition of total deposits continues to experience some mix shift, but at a slower pace than experienced in prior quarters. And today, total demand deposits and noninterest-bearing deposits as percentages of total deposits remain consistent with the percentage range prior to the pandemic, representing approximately 55% of total deposits and 28.5%, respectively.

WesBanco, Inc.

July 26, 2024, 10:00 A.M. ET

Credit quality stability continues with key metrics that have remained low from a historical perspective and within a consistent range throughout the last two-plus years. The allowance for credit losses totaled — to total portfolio loans at June 30, 2024, increased 2 basis points to 1.11% of total loans, which, as I mentioned, resulted in a $10.5 million provision for credit losses due to strong second quarter loan growth, a higher unemployment assumption, and a specific reserve for an individual C&I loan. This C&I loan was in the renewable energy industry and is fully reserved at $3.3 million.

Our second quarter net interest income of 2.95% continues to reflect higher funding costs from the remix of noninterest-bearing deposits into higher tier money market and certificate deposit accounts offset by loan growth and the benefit of higher rates on earning assets. The margin increased 3 basis points sequentially, as higher loan yields outpaced higher funding costs. And the NIM improvement was somewhat driven by the deposit growth that we experienced in the first quarter, which fully funded first quarter loan growth.

Noninterest income for the second quarter of 2024 of $31.4 million decreased $500,000 or 1.5% from the prior year, primarily due to lower net swap fee and valuation income, as well as higher gains on other real estate owned and other assets in the prior year period.

Excluding restructuring and merger-related expenses, noninterest expense for the three months ended June 30, 2024, totaled $98.6 million, a 2.3% increase year-over-year primarily due to increases in other operating expenses and equipment and software expenses.

Included within the second quarter salary expense is roughly $900,000 related to the acceleration of stock-based compensation and salary expense, which are not expected to repeat. We also experienced higher Reg E losses recognized within other expenses that we believe are isolated in nature and also not expected to repeat in the future.

Our capital position remains strong, as demonstrated by regulatory capital ratios that are above the applicable well-capitalized standards and favorable tangible equity levels compared to our peers.

Turning to the outlook. In the current operating environment, we are currently modeling two rate cuts in the back half of the year, followed by three more cuts in 2025, which are not expected to have a significant impact on 2024 results due to the timing of the cuts. The net interest margin in the third quarter is modeled to be relatively consistent with the second quarter in the low to mid-290 range, mostly dependent upon deposit growth to fund the third quarter loan growth, and we modeled the fourth quarter to be in the mid- to upper 290s as assets continue to re-price higher and at a faster pace than deposits.

WesBanco, Inc.

July 26, 2024, 10:00 A.M. ET

We anticipate non-interest income to remain relatively consistent with second quarter trends while expenses will be impacted by midyear merit increases as well as a late summer marketing campaign. The provision for credit losses will mostly be dependent upon loan growth, economic factors, and charge-offs and expect to come in somewhat lower than the second quarter while our effective tax rate should remain in the 18% range.

And lastly, we’ve continued to review our financial center network based on customer preferences and to ensure optimal distribution to best serve our customers. And as a result, we’ve identified 12 locations to consolidate. We’ve recognized $3.8 million of restructuring expenses this quarter and anticipate annual savings of approximately $4 million, the majority of which will begin to be realized during 2025.

And with that, I’ll turn it back to you, Jeff.

Jeff Jackson

Thanks, Dan. Our long-term growth strategy is focused on several key pillars: building a diversified loan portfolio, distinct revenue capabilities, digital banking service strategies and a core funding advantage, and franchise enhancing expansion. These pillars stand strong thanks to two foundational principles that have guided our company for nearly 155 years.

The first is our unwavering focus on delivering positive operating leverage while making necessary growth-oriented and risk-prevention investments. The second is our commitment to strong culture of credit quality, risk management, and compliance. This transformational day in WesBanco’s history is built on that foundation. And I’m extremely pleased to share more details with you today.

The proposed merger with Premier brings together two high-quality institutions with highly compatible cultures and business models to create a community-focused regional financial service partner.

Premier is a strong and sound community-based financial institution with a diversified loan portfolio of $6.8 billion and a wealth division with approximately $1.5 billion of assets under management and advisory. That augments our 100-plus year old wealth management business.

As we have gotten to know Premier, we are excited to welcome them to the WesBanco family and provide their customers with a broader array of banking services, including expanded commercial lending and treasury management capabilities and additional wealth management solutions.

We share a customer-centric philosophy and focus on the success of the communities we serve. Through our merger, we will bring the best of both companies to our customers and communities and position ourselves to deliver improved value for our stakeholders.

WesBanco, Inc.

July 26, 2024, 10:00 A.M. ET

Further, we are optimistic that organizing around customer services and product delivery can be accomplished with as little employee disruption possible. This proposed merger makes sense on a number of fronts including increased scale, enhanced financial performance, excellent cultural fit, and valuation upside.

With complementary and contiguous geographic footprints, our combined organization will have more than $27 billion in assets, providing significant economies of scale. This combination will propel us to a position as the eighth largest bank in the state of Ohio, based on deposit market share, while enhancing our existing presence in Indiana and providing an entrance into Michigan.

From a financial standpoint, we anticipate strong 2025 EPS accretion of 40-plus percent, driven by cost synergies and net interest margin improvement. We also anticipate meaningful improvement in our pro forma profitability metrics, including net interest margin improving 40 basis points to 3.46%, return on average assets up 30 basis points to 1.2%, and return on average tangible common equity improving 557 basis points to 16.9%. Further, we see opportunities for valuation upside, priced to 2025 earnings multiple of 8.6 times and a 59% pro forma increase in market cap.

As can be seen in the merger presentation, our pro forma profitability metrics put us in the top half of the peer group of banks headquartered in the Mid-Atlantic, Midwest, and Southeast with total assets between $20 billion and $40 billion.

On a pro forma basis at closing, we will have a very strong balance sheet with $27 billion in assets, $21 billion in deposits, $19 billion in loans, and tangible common equity of $2 billion, driving a total risk-based capital ratio of 13.2%.

I would like to turn the call back over to Dan to review some of the key terms and financials of the proposed merger. Dan?

Dan Weiss

Thanks, Jeff. As you can see in the merger presentation, Premier is very similar to WesBanco with a stable and granular deposit base that complements its diverse loan portfolio as well as comparable credit quality metrics to both WesBanco and the peer group.

During last couple of months, nearly 80 WesBanco employees performed a comprehensive due diligence review of Premier with a focus on commercial and retail banking, wealth management, operations, facilities, HR, risk management, and IT. We also reviewed the majority of Premier’s commercial loan portfolio as well as hired a third-party valuation services firm to assist in the review of the credit and interest marks.

This is a 100% stock deal at a fixed exchange ratio of 0.80 shares of WesBanco stock for each share of Premier with WesBanco ultimately representing over 60% of the combined pro forma company. The deal is valued at approximately $960 million with over 40% earnings per share accretion in 2025, tangible book value dilution of approximately 13%, and an associated tangible book value earn back of less than three years.

WesBanco, Inc.

July 26, 2024, 10:00 A.M. ET

Importantly, when excluding the rate marks in core deposit intangible, 2025 earnings per share accretion is approximately 30% while both tangible book value dilution and earn back are neutral. In conjunction with this transaction, we’ve raised $200 million in common equity in order to maintain strong capital levels.

There are no changes to our executive leadership team, but we do anticipate additions to key line of defense functions like compliance, BSA/AML, fraud prevention, loan review, among others, and four current directors of Premier Financial Corporation will be appointed to the WesBanco Board of Directors. With yesterday’s signed definitive merger agreement, the merger will require as well customary shareholder and regulatory approvals.

To highlight some of the key transaction assumptions, the earnings projections were based on consensus estimates through 2025 and increasing 5% thereafter. We anticipate cost saves of approximately 26% of Premier’s expense base or $41 million with 75% realized during 2025 and 100% thereafter. Further, both companies use the same core system and the BSA/AML platform which will benefit the integration and conversion.

One-time merger expenses are anticipated to be $72 million, primarily driven by contract termination charges, severance, retention, and employment agreements, professional fees, and integration expenses. We also expect to invest roughly $13 million into the branch network between signage, branch upgrades, and ATM upgrades assumed to be amortized over about a 15-year period.

Our model also assumes a conservative credit mark of 1.8% or approximately $120 million, which is about 50% higher than Premier’s allowance for credit losses with roughly 40% to the PCD book and 60% to non-PCD.

The interest mark came in at just under 5% or $326 million and the core deposit intangible is estimated to be $148 million, or roughly 3.4% of deposits when excluding time deposits and public funds.

As it relates to the other assumptions, within the securities portfolio, we do expect to sell roughly $200 million of that portfolio to better align with our investment profile with proceeds used to pay down borrowings. We also expect to use the proceeds from the capital raise to pay down borrowings. And then finally, we plan to exit Premier’s cash flow hedges at close.

Upon the successful closing of the transaction, we anticipate strong capital ratios of 8.6% leverage, 9.6% CET1, and 13.2% total risk-based capital ratio, an approximate 91% loan-to-deposit ratio, and enhanced 2025 profitability metrics of 3.46% net interest margin and low 50% efficiency ratio, all of which are better than the peer group median.

WesBanco, Inc.

July 26, 2024, 10:00 A.M. ET

Jeff, I’ll turn it back to you.

Jeff Jackson

Thanks, Dan. As you just heard, this is truly a transformational deal for WesBanco, as well as Premier, with a significant number of synergies and long-term benefits. Our respective footprints complement each other nicely, providing increased scale and efficiencies, not to mention becoming the eighth largest bank in Ohio.

Our cultures are highly compatible, ensuring continuity and familiarity for our employees, customers, communities, and shareholders. The combination of our two strong and sound companies provides significantly boosted financial performance with meaningful improvement in 2025 pro forma financial metrics as well as potential valuation upside.

Lastly, we have demonstrated a history of successful acquisitions that benefit all stakeholders. These synergies give us every expectation of success, as we begin working together on the transition. We are now ready to take your questions.

Operator, would you please review the instructions?

QUESTION AND ANSWER

Operator

Certainly. We will now begin the question and answer session. To ask a question. You may press star, then one on your touch tone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you’d like to withdraw your question, please press star then two. In the interest of time, we do ask that you please limit yourselves to one question and one follow up. Please note that if you have additional questions, you may reenter the question queue. At this time, we will pause momentarily to assemble our roster.

The first question comes from Karl Shepard with RBC Capital Markets. Please go ahead.

Karl Shepard

Hey, good morning, guys.

Dan Weiss

Good morning.

Jeff Jackson

Good morning, Karl.

Karl Shepard

So, congrats on the announcement, and I guess to start there. Can you talk about the process of getting to know Premier better? And why are you confident that this is such a strong cultural fit?

WesBanco, Inc.

July 26, 2024, 10:00 A.M. ET

Jeff Jackson

Sure. So, we’ve known Premier for several years. And so, the process, I started talking with Gary back in January at a AOBA conference. And as we got to talk and some of our directors talked to each other, we realized had a lot of synergies and similar characteristics. It almost feels like we’re acquiring kind of a smaller version of ourselves because of the rural and metro markets.

And so, the process started formally kind of end January, we met with Don Hileman and our Chairman, Chris Criss, and myself in February, and then really took off from there from a due diligence perspective. And so, as we continued to go through it, we also realized that many of our key executives, specifically Jay Zatta, our Chief Banking Officer, had worked with a lot of their employees, Board members, and executives in the past. You may also know our previous CEO, Todd Clawson, spent a lot of time in Cleveland and Toledo and so was very familiar with them and their franchise and some of their people as well.

And so as we continue, we really like their granular rural deposit base and we also like that the markets from a growth perspective when we look at C&I, if you think about Northern Ohio and the manufacturing that goes on there, you look at the kind of political landscape, where everybody is trying to bring back jobs to America, whether it’s in Michigan or Ohio, we just felt like it was just a really great fit from a cultural perspective, a growth perspective, and that’s kind of how it started, and we feel really great about this.

Karl Shepard

Okay. That’s helpful. And then as a follow-up, I know you guys have done a number of deals in the past that this one is little bit larger. Are there investments you need to make alongside this to kind of ready the infrastructure of the company to be close $30 billion in assets cost?

Jeff Jackson

I don’t think there’s a lot of investments we’re going to make to be $30 billion. We’ve been kind of working through this. We went through the core change a couple of years ago. We’re on FIS, IBS, Premier is also on that system. We also use the same BSA/AML system as well. And so, I think where we would add investments and we’re looking at that is on the compliance side and the risk side. We do have in the model adding significant people there just to make sure we are ready for that. And a lot of that would just be taking people that currently work at Premier and integrating them within our group on the risk management side.

Karl Shepard

Thanks for the help.

Jeff Jackson

Thanks, Karl.

Operator

The next question comes from Catherine Mealor with KBW. Please go ahead.

WesBanco, Inc.

July 26, 2024, 10:00 A.M. ET

Catherine Mealor

Thanks, good morning, and congrats on this deal.

Jeff Jackson

Thanks, Catherine. Good morning.

Catherine Mealor

I wanted — another question just on the merger. Can you just talk to us, I know you’ve put out maybe your thoughts on the combined margin after the marks and putting the two balance sheets together. But thinking more broadly, kind of holistically, can you talk to us about what the balance sheet looks like on a pro forma basis in terms of asset sensitivity, liability sensitivity. It feels like perhaps this acquisition will make you, I assume, a little bit more liability sensitive. And so maybe just kind of what that looks like maybe first, if rate cuts take longer to come, the kind of risk there? And then what upside you could see from the margin and just the balance sheet once we start to get in the Fed-cutting environment?

Dan Weiss

Yeah, Catherine, I’ll go ahead and take that. If you think about us on a stand-alone basis, we are slightly asset sensitive. And Premier on a stand-alone basis is slightly liability sensitive. So, I think whenever you combine the two, we would expect to continue to be slightly asset sensitive from that standpoint. But if we think about the kind of the mix of their loan portfolio versus ours in terms of variable rate, fixed rate, and adjustable rate, they’re a little bit heavier on the fixed rate side, right around 50% is fixed with about 25% variable and another 25% adjustable, whereas, we are less heavy on the fixed rate side, 70% or so variable rate with 40% of our book reprices every three months.

So if we think about longer term, obviously, to the extent that we see rate cuts, and as I said in my prepared commentary, we expect two cuts here in 2024 and three more in 2025. But certainly, we’re — both banks on a combined basis are going to benefit from cuts. No question about that. But yeah, I think we would continue to be slightly asset sensitive in that kind of static rate shock environment.

Operator

The next question comes from Russell Gunther with Stephens. Please go ahead.

Russell Gunther

Hey, good morning guys.

Dan Weiss

Hey, good morning Russell.

Jeff Jackson

Good morning, Russell.

WesBanco, Inc.

July 26, 2024, 10:00 A.M. ET

Russell Gunther

Could you guys talk a bit more about the decision to raise capital, particularly the amount you guys raised relative to pro forma CET1? I think you’re looking for 96 (ph) and also address the CRE concentration pro forma around 299. Just helpful to get your thoughts in terms of where your comfort level is with those pro forma ratios.

Dan Weiss

Yeah, sure, Russell. So, a big determining factor in the amount of capital to raise was really us evaluating the dilution relative to our capital ratio. So, to your point, when we think about CET1 and leverage, we were targeting to hold a leverage ratio above 8.5% on a consolidated basis and a CET1 of above 9.5%. So, from that standpoint, you can see on a pro forma basis, as you pointed out, we are just above those kind of thresholds that we set internally.

And then if we think about the CRE concentration on a pro forma basis, it’s 299%, just under the regulatory guidelines of 300%. That was important for us as well to evaluate and obviously want to continue to be cognizant of that ratio. One of the things that we do have in our model, of course, that CRE concentration is based on total risk-based capital at the bank level.

So what we have assumed, and it’s in the model here is that we would push down the $200 million in capital raise down to the bank. We’ve also got an assumed $25 million more push down. And then I would tell you that in terms of evaluating through the evaluation of the credit marks, the loan portfolio, which was very detailed and bottoms up, we identified a portfolio of, call it, about $100 million or so that we’d like to explore further in terms of exiting. So, you combine those items, you kind of get to that $299 that we came up with on a pro forma basis.

Russell Gunther

Okay. Thanks, Dan, I appreciate the thoughts there. And then just as my follow-up, the pro forma NIM, appreciate the guide. It would be helpful to get your thoughts on just the magnitude of purchase accounting and how that — you would expect that to trend throughout ‘25 and as we start thinking about ‘26.

Dan Weiss

Sure. So, you can see this within the deck, but just maybe to provide a little bit more color here. We’ve got — assumed a rate mark on the loan portfolio of about $325 million, a non-PCD mark of about $70 million. And we are — we actually had an outside third-party valuation firm prepare those marks for us given the size of the deal.

And we, in terms of accretion, we didn’t make kind of the assumption that you might see in other deals where it’s just estimating a five-year straight line accretion. We actually used the actual accretion that came out of the book to determine those marks and the accretion over the life of the portfolio. What we saw was basically on an after-tax basis, that accretion was right around $55 million in year one.

WesBanco, Inc.

July 26, 2024, 10:00 A.M. ET

And if we think about kind of the makeup of the portfolio, as you know, Premier is a little bit heavier in that one to four family space. And so a lot of that one to four family, think longer-term fixed rate mortgages. A lot of that was originated during the mortgage boom a couple of years ago when rates were pretty low.

So, we do think that if we think about the timing of the accretion, particularly on the one to four family book, that has a little bit longer duration, longer life. It’s actually a weighted average rate of about 82 months, so call it seven years. And so we do think that that accretion will be on the books and recognized for a bit longer maybe than what you might see in other deals. And think that there’s also quite a bit of opportunity there in terms of — when we think about a lot of these mortgages were originated at 3.5% or lower. The rate that they’re coming on our books once marked, we’re call it a 27-year life on a 30-year fixed rate that was originated three years ago is going to come on our books today around 6.5%, 7%.

And so, we have the benefit of that accretion recognizing that yield over the life of these loans. And there’s pretty low risk, I would say, of prepayment risk, if you will, because just as an individual, if you can — you’re unlikely to refinance a 3.5% fixed rate mortgage and so we think that that’s going to be pretty sticky and on the books for quite some time.

Russell Gunther

That’s great color, Dan. Thank you very much.

Operator

Our next question is from Catherine Mealor of KBW. Please go ahead.

Catherine Mealor

Thanks. I’m back. I was muted when I was asking my follow-up. So, thank you for letting me jump back in. One follow-up I had to the margin was you mentioned that you’re going to pay down Premier’s bond book. And it looks like some of it’s going to come with the paydown in borrowing. For the remainder proceeds in that, would you expect to put it back into the securities portfolio? Or is that excess cash flow just going to be used for loan growth moving forward?

Dan Weiss

Yes. So, the excess cash, the plan would be to pay down their wholesale borrowings, both on the security sale as well as the cash raised through the capital raise. So about $400 million in total. Obviously, $200 million will be applied here in August, which will also kind of, as you can imagine, help our margin a little as we’re paying down our own FHLB borrowings. But yes, that’s where we’re at.

Catherine Mealor

Okay. So, a total of $400 million in borrowings pay down?

Dan Weiss

Yes, correct. That’s right.

WesBanco, Inc.

July 26, 2024, 10:00 A.M. ET

Catherine Mealor

Okay. Great. And then one other follow-up on the capital question. Can you or have you disclosed where the capital was raised at what price?

Dan Weiss

Yes, that is disclosed, Catherine. That’s in the joint merger announcement release, and that was $27.50.

Catherine Mealor

Okay. Great. I’d missed that. All right. Thank you for letting me jump back in.

Jeff Jackson

Thanks, Catherine.

Operator

The next question comes from David Bishop of Hovde Group. Please go ahead.

David Bishop

Yes. Good morning, gentlemen and congrats on the deal as well.

Jeff Jackson

Thank you. Good morning.

David Bishop

Hey, Jeff. I know in the past, you guys have had pretty good success as of late overlaying some swap products, generating some good fee income. Any opportunities to do that similarly there? And is that in the numbers? Or are there areas you can opt in on the fee income side from Premier?

Jeff Jackson

Yes. So, I think there’s a lot of opportunities with Premier as it relates to swaps, as it relates to, you know, we’ve rolled out a lot of new treasury products. I think as we look at becoming a bigger bank, a bigger balance sheet that we’re going to bring to that geography, we can look at taking full relationships on the C&I side and providing those products that maybe they haven’t been able to do that at the past.

The other thing I would say is we do have a very robust wealth and treasury — wealth and trust business, and I believe there’s a lot of opportunity there. They have a good sized portfolio, but we believe there’s some nice growth built in as well within that footprint.

David Bishop

Got it. And then conversely, maybe on the loan side, any new business lines that maybe complement what you’re doing on the legacy WesBanco’s side? Thank you.

WesBanco, Inc.

July 26, 2024, 10:00 A.M. ET

Jeff Jackson

I don’t think there’s any new business lines that they would have. They have a couple of smaller portfolios in ag, about $200 million. We’re not in ag. But other than that, the — like I said, they’re very similar to us. I mean just your bread and butter, C&I, CRE lending, really great credit levels. And so, we feel like, once again, it’s kind of like we’re acquiring a mini version of us and really appreciate the work that we’ve done with them and feel like we’ll be able to grow their portfolios in those territories.

The other thing I would just note as you probably know, we have LPOs in Cleveland and Akron, Canton and obviously, a good presence in Columbus. So, this just really helps us with our growth in those markets. But overall, I feel like there is some nice growth that we’ll be able to see from the loan side.

David Bishop

Perfect. Thanks.

Operator

Again, if you have a question, please press star then one.

The next question comes from Daniel Cardenas with Janney Montgomery Scott. Please go ahead.

Daniel Cardenas

Good morning, guys.

Jeff Jackson

Good morning, Dan.

Dan Weiss

Good morning, Dan.

Daniel Cardenas

Quick question. Perhaps I missed it, but when do you anticipate on the transaction posing?

Jeff Jackson

We would anticipate probably first quarter next year. We’ve had good preliminary discussions with our regulators and feel obviously good about submitting the application, but we’re targeting first quarter of next year.

Daniel Cardenas

Perfect. And then just in terms of the transaction gets into the Michigan market — excuse me — any desire to build that out any further through M&A? Or is that maybe too soon to consider that?

WesBanco, Inc.

July 26, 2024, 10:00 A.M. ET

Jeff Jackson

I think we’re always open to the right opportunity and the right partner. We’re obviously being brand new to Michigan banking, we would have to explore that market more. But I think if you look at going back just real briefly on our second quarter earnings, we had great growth — loan growth in four different states: Tennessee, Ohio, Kentucky, and Maryland. And if you think about those four markets that we had great loan growth in, all of them have vastly different competitors.

And so, when I step back and take a look at what we’re doing in our culture, our franchise, it makes me feel really great that we can compete against vastly different competitors in four different markets and continue to win business and grow our loans. So, to me, I think that should say I believe we could be very successful in Michigan. I think it’s just getting to know the players, getting to know the markets, and then potentially if it makes strategic sense moving forward there. But that’s down the road.

Daniel Cardenas

Got it. My other questions have been asked and answered. Thanks, guys.

Jeff Jackson

Thanks, Dan.

Dan Weiss

Thanks, Dan.

Operator

The next question comes from David Bishop of Hovde Group with a follow-up. Please go ahead.

David Bishop

Yes. Just a quick follow-up. I think you mentioned there could be some inflationary pressure from some projects on the operating expense side in the third quarter. Any way to frame sort of the dollar matter percentage increase you’re expecting in the near term?

Dan Weiss

David, this is Dan. I’ll take that one. We’re not really expecting inflationary pressure in the third quarter. But I would say, as we think about our expense run rate. The only — the increase that we would expect would be just in our typical annual midyear merit increases, which occur for the salary folks at the beginning of June, and then the hourly in beginning of August.

So no, not anticipating really any pressure there, I would also add that, we — in my prepared commentary, I mentioned some marketing expense, but that’s purposeful to take advantage of some opportunities that we think we have and deposit gathering efforts. So actually, we’re pretty optimistic about our expense run rate given that we did have some items that were running through expenses this quarter that were not anticipated and not expected to repeat.

WesBanco, Inc.

July 26, 2024, 10:00 A.M. ET

David Bishop

Got it. And then, Jeff, I know you sort of highlighted the loan pipeline at the preamble. Any insight or line of sight into the commercial deposit pipeline as you sort of exit the quarter? Thanks.

Jeff Jackson

Yeah. We’re continuing to keep a pretty strong commercial deposit and consumer deposit pipeline. For us, we feel like third quarter should be a really nice deposit growth quarter. I would say last quarter, you had a lot of tax payments and things that may have slowed us down slightly in the second quarter. But third quarter, I would say the deposit pipeline is still very strong as is the loan pipeline.

David Bishop

Perfect. Thank you.

Operator

Our next question comes from Manuel Navas with D.A. Davidson. Please go ahead.

Manuel Navas

Hey, good morning. Can you talk about potential for loan growth post this transaction? You talked about the balance sheet restructuring; you’re paying down borrowings. You can also have more liquidity. I just want to have that side of the benefits discussed a little bit more.

Jeff Jackson

Sure. I think, if you look at second quarter loan growth, I think on an annualized basis is about 15% growth. I don’t expect that for the third and fourth quarter. But I do believe you’re at mid to upper single digits in loan growth. And then I think once this transaction goes through, I think we will be incredibly well positioned to continue those levels of growth as we move into these new markets and roll out our — some additional products and things once we get the merger done. So, I would continue to model at mid- to upper single-digit loan growth and could even possibly be better.

Manuel Navas

Does the CRE concentration change your pipeline mix or desire for certain types of loans? Is that already contemplated in your kind of expectations going forward?

Jeff Jackson

Yeah, it’s already contemplated in the expectations. It obviously does make us more particular and we’ve kind of raised some minimum interest rates on some of our CRE projects to make us more selective at this time. But I think the other thing that because of the low marks, this accretion builds back pretty quickly. And depending on if interest rates fall between now and close, we could see several tens, if not $100 million of marks come back, which then obviously would lower the CRE concentration ratio by the time of close.

WesBanco, Inc.

July 26, 2024, 10:00 A.M. ET

Manuel Navas

Okay. I appreciate that. Shifting over to your comments about investing in Premier’s branch network, could you just expand on that a little bit?

Dan Weiss

Yeah. Manuel, I can take that. So, what we’ve got is about $13 million in capitalized expenses that are planned really to provide some branch upgrades. We’re also upgrading ATMs, and that would also include kind of the re-branding kind of signage, if you will, on the 73 branches.

Manuel Navas

Thank you. I appreciate that.

CONCLUSION

Operator

That concludes our question-and-answer session. I would like to turn the conference back over to Jeff Jackson, for any closing remarks.

Jeff Jackson

Thank you for joining us today. During this past quarter, we achieved solid loan, deposit, and fee income growth, managed costs, and maintained strong capital levels and credit quality and embarked on the transformation of WesBanco into a stronger regional financial services institution.

WesBanco is an ideal partner for Premier, as we have a history of solid execution on our operational and growth strategies and a strong track record of operational performance and merger success. We look forward to speaking with you in the near future at one of our upcoming investor events. Have a good day. Thank you.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

WesBanco, Inc.

July 26, 2024, 10:00 A.M. ET